Exhibit 99.1

Wearable Devices Ltd. Announces a Warrant Inducement Transaction for $2.4 Million in Gross Proceeds

Yokneam Illit, Israel, August 6, 2025 (GLOBE NEWSWIRE) -- Wearable Devices Ltd. (the “Company” or “Wearable Devices”) (Nasdaq: WLDS, WLDSW), an award-winning pioneer in artificial intelligence (“AI”)-based wearable gesture control technology, today announced its entry into a warrant inducement agreement with an existing institutional investor of the Company for the immediate exercise of warrants to purchase up to 1,661,000 of its ordinary shares (the “Existing Warrants”) at an exercise price of $1.45 per share for gross cash proceeds of approximately $2.4 million, before deducting fees and other transaction expenses. The Company intends to use the net proceeds from the warrant inducement transaction for working capital and other general corporate purposes.

In consideration for the immediate exercise in full of the Existing Warrants, the investor will receive in a private placement new unregistered warrants to purchase up to 3,322,000 of its ordinary shares (the “New Warrants”). The New Warrants will have an exercise price of $1.71 per share and will be initially exercisable on the date that shareholder approval of the issuance of the New Warrants is obtained (the “Approval Date”) and will expire five (5) years following the Approval Date. The closing of the warrant inducement transaction is expected to occur on or about August 7, 2025, subject to satisfaction of customary closing conditions.

The private placement of the New Warrants and the shares underlying the New Warrants offered to the institutional investor will be made in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation D promulgated thereunder. Accordingly, the securities issued in the private placement may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in this warrant inducement transaction, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Wearable Devices Ltd.

Wearable Devices Ltd. (Nasdaq: WLDS, WLDSW) is a growth company pioneering human-computer interaction through its AI-powered neural input touchless technology. Leveraging proprietary sensors, software, and advanced AI algorithms, the Company’s consumer products - the Mudra Band and Mudra Link - are defining the neural input category both for wrist-worn devices and for brain-computer interfaces. These products enable touch-free, intuitive control of digital devices using gestures across multiple operating systems.

Operating through a dual-channel model of direct-to-consumer sales and enterprise licensing and collaborations, Wearable Devices empowers consumers with stylish, functional wearables for enhanced experiences in gaming, productivity, and extended reality (“XR”). In the business sector, the Company provides enterprise partners with advanced input solutions for immersive and interactive environments, from AR/virtual reality /XR to smart environments.

By setting the standard for neural input in the XR ecosystem, Wearable Devices is shaping the future of seamless, natural user experiences across some of the world’s fastest-growing tech markets. Wearable Devices’ ordinary shares and warrants trade on the Nasdaq Capital Market under the symbols “WLDS” and “WLDSW,” respectively.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate,” “will” or other comparable terms. For example, we are using forward-looking statements when we discuss the expected closing date of the warrant inducement transaction, including the closing of the private placement, the use of proceeds, the satisfaction of customary closing conditions, the issuance of the New Warrants, the timing of shareholder meeting and the filing of registration statement covering the New Warrant Shares. All statements other than statements of historical facts included in this press release regarding our strategies, prospects, financial condition, operations, costs, plans and objectives are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the trading of our ordinary shares or warrants and the development of a liquid trading market; our ability to successfully market our products and services; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2024, filed on March 20, 2025 and our other filings with the SEC, including the registration statement on Form F-1, as amended (File No. 333-284023). We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact

Michal Efraty
IR@wearabledevices.co.il